

Mike Simmons

Mechanical Engineer at Concurrent Design

Austin, Texas Area

Connect   ...

Concurrent Design

Clear lake

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64 connections

Experience

Mechanical Engineer
Concurrent Design
2004 – Present · 14 yrs

Mechanical Engineer
Lockheed Martin Aeronautics
1996 – 2000 · 4 yrs
Robotics engineer at NASA Johnson Space Center in Houston

Education

Clear lake

Skills & Endorsements

Engineering · 3
Endorsed by **Don Graham, who is highly skilled at this**

Design for Manufacturing · 3
Endorsed by **3 connections**

Troubleshooting · 2
Cayce Rivers and 1 connection have given endorsements for this skill

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Interests



Concurrent Design, Inc.
753 followers

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